Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this registration statement on Form N-2 of our report dated December 17, 2021, on our audit of the financial statements of Altmore BDC, Inc. as of December 9, 2021, and our report dated February 3, 2022, on our audit of the schedule of investments of Altmore BDC, Inc. as of January 10, 2022, which includes an explanatory paragraph relating to risks and uncertainties due to providing senior secured term loans to established companies operating in the cannabis industry, and to the references to our firm under the headings “Independent Registered Public Accounting Firm” in the Prospectus.

/s/ CohnReznick LLP

Chicago, Illinois

February 9, 2022